MDS Inc. Announces Normal Course Issuer Bid

TORONTO, June 30, 2008- MDS Inc. (TSX: MDS, NYSE: MDZ), a leading provider of enabling products and services to the global life sciences markets, announced today that the Toronto Stock Exchange (TSX) accepted the Company’s Notice of Intention to make a  normal course issuer bid for a one-year period.

The Notice provides that during the twelve months commencing July 3, 2008 and ending July 2, 2009, if deemed appropriate by the Chief Executive Officer and Chief Financial Officer of the Company, MDS may purchase up to 4,136,766 MDS Common shares on the Toronto Stock Exchange and the New York Stock Exchange.  This represents approximately 5% of the public float.  At June 20, 2008, there were 122,028,330 Common shares issued and outstanding and 82,735,313 Common shares in the public float. All shares purchased by MDS under this normal course issuer bid will be promptly cancelled.  Daily purchases will be limited to 130,250 Common shares, other than block purchase exceptions.

Under the Company’s previous normal course issuer bid, which began on July 3, 2007 and ends on July 2, 2008, MDS has purchased and cancelled 1,235,300 Common shares to date.

Since all purchases of MDS Common shares under the normal course issuer bid would be made on the open market, the Company is not in a position to know the identity of the parties from whom it may purchase Common shares.  The Company believes that the purchase of outstanding Common shares at certain times during the normal course issuer bid period may enhance value for shareholders and is an appropriate use of funds.

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS Inc. has more than 5,500 highly skilled people in 29 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

For further information contact:
Investors:
Kim Lee
MDS Inc.
(416) 675-6777 x 34721
kim.lee@mdsinc.com

Media:
Janet Ko
MDS Inc.
(416) 675-6777 x 34167
janet.ko@mdsinc.com